

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2011

Via E-mail
Gifford R. Zimmerman
Chief Administrative Officer
Nuveen Commodities Asset Management, LLC
333 West Wacker Drive
Chicago, IL 60606

> **Re:** **Nuveen Long/Short Commodity Total Return Fund**
> **Registration Statement on Form S-1**
> **Filed June 7, 2011**
> **File No. 333-174764**

Dear Mr. Zimmerman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your manager is registered with the CFTC as a commodity trading advisor and a commodity pool operator and is a member of the National Futures Association. Please tell us if you have filed this registration statement with the National Futures Association for their review. Please tell us the status of your registration and review procedures with the NFA, if applicable.

2. Disclosure on the prospectus cover page states that you are not an investment company subject to the Investment Company Act of 1940. We note, however, that you intend to invest in short-term debt securities. Please provide us with a detailed analysis of how the Fund's investments will be consistent with your status under the Investment Company Act. Discuss any exemption you intend to rely on and how your investment strategy will support that exemption. We will refer your response to the Division of Investment Management for further review.

3.   Throughout your registration statement you utilize industry jargon. For example
        only, please provide a better explanation for momentum based modeling, flat
        position, and move to cash. If you must include technical terms in the body of your
        prospectus that are understood only by industry experts, you must make every effort
        to concisely explain these terms where you first use them. In addition, please do not
        use technical terms or industry jargon in your explanations.

4.   Please provide us with support for all quantitative and qualitative business and
        industry data used in the registration statement. We note on pages 2 and 35, without
        limitation, the following examples:

        a. "This is the first actively managed long/short commodity fund to be listed on
            any of the exchanges owned by NYSE Euronext."

        b. Weightings of Morningstar Long/Short Commodity Index.

        Clearly mark the specific language in the supporting materials that supports each
        statement. Further, please tell us if any of the supporting materials were prepared
        specifically for you in connection with this offering.

5.   We note that certain disclosures are attributed to third-party sources, such as Michael
        J. Liccar & Co., CPA. We also note that Michael J. Liccar & Co., CPA has consented
        to the use of its information in the prospectus. Please provide an analysis as to why
        other third-party attributed disclosure is not expertized disclosure requiring a consent
        as per Rule 436. Refer to Securities Act Sections Compliance and Disclosure
        Interpretation 141.02.

Registration Statement Facing Page

6.   We note your facing page indicates that you are a non-accelerated filer. Please tell us
        why you should not be considered a "smaller reporting company" as defined in Rule
        12b-2 of the Exchange Act. We note that there is no public float for your shares and
        you are seeking to register only $25,000,000. Please note that a company that
        qualifies as a smaller reporting company is required to check the appropriate box on
        its filings. See Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

7.   If you intend to register units in the amount of $200,000,000, as indicated on page 17
        and elsewhere, please revise your fee table and submit the appropriate registration fee
        for the additional amount of securities. Alternatively, please revise your disclosure
        throughout the prospectus to reflect the amount that you have registered.

Prospectus Cover Page

8.   We note that you indicate you are a total return fund. Please revise your cover page
        to clarify for investors what it means to be a "total return fund." We note on the

cover page and elsewhere you indicate that an investor could lose their entire investment.

9.   Please provide the disclosure required by Item 501(b)(8) of Regulation S-K, including, but not limited to, identifying Nuveen Securities, LLC as one of your underwriters.

Who May Want to Invest, page 2

10.   We note that you reference the expertise of Gresham Investment Management. Please explain the experience Gresham has in making long/short investments. We note your disclosure on page 13 that "Gresham has not previously employed Long/Short Plus for the accounts of clients." Please disclose how long this program has operated and how it has been employed.

Investment Strategy, page 3

11.   Please explain what discretion, if any, the manager uses in deciding which commodities to invest in. Please also describe the key features of the program rules that will govern the management of the fund and whether the manager will have the discretion to deviate from those program rules.

Special Risk Considerations, page 8

12.   We note your disclosure on page 11 that Nuveen Investments may not have sufficient cash flow or have access to future borrowings in an amount sufficient to pay its debt or fund its liquidity needs. In an appropriate section, please discuss the potential impact this would have on you and your operations.

Manager and Subadvisors, page 12

13.   Please identify the parties that owe you fiduciary duties.

U.S. Federal Income Tax Aspects, page 15

14.   We note that your shareholders will receive a Schedule K-1 which reports their allocable portion of tax items. Please explain this on the cover page of the prospectus. Please also include risk factor disclosure in the summary of the prospectus and in the risk factor section on issues investors may face because of this tax treatment. In particular we note that Schedules K-1 are usually complex and involve the engagement by individuals of sophisticated tax experts.

Risk Factors, page 21

Regulatory and Operating Risks, page 28

15.   We note your disclosure on page 14 that: "Any suspension or reduction of distributions will increase the Fund's assets under management upon which NCAM earns management fees." Please add a risk factor to address this and the incentive your manager has to suspend distributions.

The Fund's Investments, page 33

16.   Please revise your prospectus to disclose how often and in what format you will publicly disclose your positions in your investments.

17.   Please describe the material terms of the license agreement with Morningstar, Inc. relating to the Index.

Management Fees, page 47

18.   We note that your manager will pay the fees to the commodity subadvisor and the collateral subadvisor. Please disclose whether you will be required to reimburse your manager for these fees.

NCAM Performance Record, page 50

19.   We note your disclosure on pages 54 and 56 regarding the different method used for calculating the rate of return. Please advise why the same method is not used for your disclosure on pages 50 through 51.

Net Asset Value, page 64

20.   We note that you may rely on an independent price service in the future to value your investments. To the extent you include the information provided by the third party expert in future filings, please confirm that you will file the consent of this expert in future filings. Refer to Rule 436 and Securities Act Sections Compliance and Disclosure Interpretation 141.02.

Underwriting, page 66

Other Relationships, page 68

21.   Once you have determined the underwriters for this offering, please disclose any historical banking and commercial dealings between the underwriters and the company or its affiliates.

Employee Benefit Plan Considerations, page 68

22.   Please advise why this disclosure in not contained in the section "Federal Income Tax Considerations."

Part Two: Statement of Additional Information, page 95

23.   We note that the disclosure in some of the charts in this section is difficult to read. Please revise to provide legible charts.

Exhibits

24.   Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact William Demarest at (202) 551-3432 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

/s/ Sonia Gupta Barros

Sonia Gupta Barros
Special Counsel

cc: Craig Walker, Esq. (*via e-mail*)